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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                        Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                        Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                        Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NEUROCHEM INC.
June 6, 2005

                                     By:          /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary

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                                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD
Vice President, Corporate Communications
                                                           Tel: (450) 680-4572
                                                           lhebert@neurochem.com


             NEW FIBRILLEX(TM) DATA PRESENTED AT THE EUROPEAN RENAL
                       ASSOCIATION-EUROPEAN DIALYSIS AND
                         TRANSPLANT ASSOCIATION MEETING

ISTANBUL (TURKEY), JUNE 5, 2005 - Further analyses of the results of Neurochem's Phase II/III clinical study for Fibrillex(TM), an investigational product candidate for the treatment of Amyloid A (AA) Amyloidosis, were presented today at the European Renal Association-European Dialysis and Transplant Association (ERA-EDTA) meeting by Helen Lachmann, M.D., Senior Lecturer and Honorary Consultant Nephrologist and co-investigator of the Phase II/III clinical trial, National Amyloidosis Centre, Royal Free and University College Medical School, Royal Free Hospital, London, UK. AA Amyloidosis is a rare disease that frequently progresses to end-stage renal failure and death and for which no specific treatment is approved for use.

The most recent analysis of the primary endpoint using the pre-specified Cox proportional hazards regression model takes into account both the number of events and the time to reach such an event. This analysis indicates that Fibrillex(TM) reduces the risk of renal decline or all-cause mortality by 42% (p-value of 0.025, 95% CI 0.366 - 0.934).

"While Fibrillex(TM) did not achieve the study's pre-specified p-value of 0.01 on the primary endpoint, the analysis of the data suggest useful clinical effects of Fibrillex(TM)," said Dr. Lachmann. "This result supports the notion that Fibrillex(TM) may preserve kidney function in patients who face this very serious illness with no specific treatment to turn to" she added.

The Phase II/III trial enrolled 183 patients (89 on Fibrillex(TM), 94 on placebo) in 13 countries, and was a randomized, double-blind, placebo-controlled, and parallel-design study.

The primary analysis of the primary endpoint using the pre-specified Cochran-Mantel-Haenszel means row score test compares the number of events at the end of the study between the two treatment groups and was announced on April 18, 2005. This analysis showed there were 13.4% fewer patients who worsened in the Fibrillex(TM) group as compared to placebo (p-value of 0.063, adjusted for renal status at baseline).
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SECONDARY ENDPOINTS

Analysis of secondary efficacy endpoints in Neurochem's trial, including progression to end-stage renal disease/dialysis and slope of decline of creatinine clearance, point in favor of Fibrillex(TM) reducing the risk of renal decline events in AA Amyloidosis patients.

Patients in the trial receiving Fibrillex(TM) experienced a slower decline in the mean slope of creatinine clearance of 4.7 ml/min/1.73 m2/year as compared to placebo (p-value of 0.025). This effect was corroborated by the analysis of another secondary endpoint being the slope of the reciprocal of serum creatinine.

During the course of the study, Fibrillex(TM) delayed by 3.6 months the time required to double serum creatinine (p-value of 0.081), delayed by 4.4 months the time to reach a 50% decrease in creatinine clearance (p-value of 0.029) and delayed by 5.3 months the time to progress to dialysis (p-value of 0.18), all as compared to placebo.

There was no statistically significant difference in the median time between the two groups to reach a 50% increase in creatinine clearance, time to death or median change in proteinuria.

SAFETY DATA

The data suggest Fibrillex(TM) is well tolerated. The most frequent adverse events experienced by the patients in this study were of gastrointestinal origin and infections. The incidence of treatment-emergent adverse events (all causalities) in patients on Fibrillex(TM) was comparable to placebo.

Additional data on the Phase II/III clinical trial will be presented at the European League Against Rheumatism (EULAR) conference, Vienna, Austria, on June 9, 2005.

ABOUT FIBRILLEX(TM)

Fibrillex(TM) is an oral investigational product candidate for the treatment of AA Amyloidosis through the prevention of amyloid fibril formation. It has received Orphan Drug Status designation in the United States and Orphan Medicinal Product designation in Europe.

Fibrillex(TM) also has been accorded "Fast Track Product" designation by the FDA and has been selected by the Cardio-Renal Drug Product Division of the FDA to be part of the Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development and eventual marketing of this product candidate. Under this Pilot 2 program, each FDA division is permitted to select only one product candidate.

ABOUT AA AMYLOIDOSIS

AA Amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory diseases, including rheumatoid arthritis, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. The disease also occurs in


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patients suffering from many other conditions ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever. The most common clinical presentation of AA Amyloidosis is renal dysfunction. Involvement of the gastrointestinal system is also frequent and is usually manifested as chronic diarrhea, gastrointestinal bleeding, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients. End-stage renal failure is the main cause of death in 40-60% of cases. The median survival time from diagnosis varies from 2 to 10 years depending on the stage of the disease at the time of diagnosis.

No specific treatment is currently available for this orphan disease. The goal of the existing therapies is limited to the control of the underlying chronic inflammatory disease. The current therapeutic approaches are normally non-specific, and may be toxic, invasive or ineffective.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Further, a delay in the process could be caused by a number of factors, including a delay in Neurochem receiving the data; more time needed than expected to achieve the appropriate degree of analysis; or more time needed to ensure quality control and that the statistical analysis complies with applicable regulations. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.


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